Cott Corporation
5519 W. Idlewild Avenue
Tampa, Florida 33634
Toll Free: 888-268-8872
Tel: 813-313-1800
Fax: 813-881-1914

December 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re: Cott Corporation

Form 10-K for the Fiscal Year Ended January 3, 2015

Filed March 4, 2015

Form 10-Q for the Fiscal Quarter ended October 3, 2015

Filed November 12, 2015

Form 8-K Filed October 28, 2015

File No. 001-31410

Dear Ms. Jenkins:

Per your conversation with our outside securities counsel this morning, we appreciate your willingness to grant an extension of time to respond to your letter dated December 21, 2015 related to the above referenced filings. We confirm that we expect to provide our response on or before January 13, 2016.

Thank you for your consideration.

Sincerely,

/s/ Marni Morgan Poe
Marni Morgan Poe
Vice President, General Counsel and Secretary